Pembina Pipeline Corporation Reports Results for the Fourth Quarter of 2025 and Provides Business Update
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, February 26, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full year of 2025.
Highlights
•Strong Financial Results - reported 2025 full year earnings of $1,694 million, adjusted EBITDA of $4,289 million, and adjusted cash flow from operating activities of $2,854 million ($4.91 per share). Reported fourth quarter earnings of $489 million, adjusted EBITDA of $1,075 million, and adjusted cash flow from operating activities of $731 million ($1.26 per share).
•Record Volumes - achieved record annual Pipelines and Facilities volumes of 3.7 million barrels of oil equivalent per day, representing a three percent increase over 2024.
•Pipeline Expansions Sanctioned - Pembina is proceeding with two conventional pipeline expansion projects totalling $425 million to service growing volumes in northeast British Columbia and Alberta. The Birch-to-Taylor Expansion includes a new 95-kilometre pipeline and facility upgrades that will add approximately 120,000 barrels per day ("bpd") of capacity in that corridor. The initial scope of the Taylor-to-Gordondale Expansion includes new and upgraded pump stations downstream of Taylor, British Columbia and a new 16-kilometre pipeline connecting production in Alberta to the Gordondale pump station.
•Cedar LNG - as previously disclosed, during the quarter, Pembina entered into long-term agreements with a subsidiary of Petroliam Nasional Berhad ("PETRONAS") and Ovintiv Inc. ("Ovintiv") for 1.0 and 0.5 million tonnes per annum ("mtpa"), respectively to complete the remarketing of Pembina’s 1.5 mtpa of capacity at the Cedar LNG facility. These agreements further validate the Cedar LNG project and highlight the strong demand for global export capacity given the clear advantages of Canadian West Coast LNG, including competitively priced feedstock and advantaged shipping distances to Asian markets.
•New Commercial Agreements - Pembina and PGI have entered into long-term, take-or-pay agreements with Tourmaline Oil ("Tourmaline") that include 270 million cubic feet per day ("mmcf/d") of gas processing at PGI, as well as transportation on the Peace Pipeline, and fractionation at the Redwater Complex.

Financial and Operational Overview

	3 Months Ended December 31			12 Months Ended December 31
($ millions, except where noted)	2025	2024	Change	2025	2024	Change
Revenue	1,913	2,145	(232)	7,778	7,384	394
Net revenue(1)	1,139	1,383	(244)	4,877	4,776	101
Operating expenses	241	270	(29)	961	976	(15)
Gross profit	827	1,024	(197)	3,193	3,316	(123)
Adjusted EBITDA(1)	1,075	1,254	(179)	4,289	4,408	(119)
Earnings	489	572	(83)	1,694	1,874	(180)
Earnings per common share – basic (dollars)	0.78	0.92	(0.14)	2.67	3.00	(0.33)
Earnings per common share – diluted (dollars)	0.78	0.92	(0.14)	2.66	3.00	(0.34)
Cash flow from operating activities	861	902	(41)	3,301	3,214	87
Cash flow from operating activities per common share – basic (dollars)	1.48	1.55	(0.07)	5.68	5.61	0.07
Adjusted cash flow from operating activities(1)	731	922	(191)	2,854	3,265	(411)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.26	1.59	(0.33)	4.91	5.70	(0.79)
Capital expenditures	235	242	(7)	784	955	(171)
(1)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended December 31						12 Months Ended December 31
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,815	470	643	2,790	534	686	2,786	1,938	2,596	2,711	1,907	2,533
Facilities	898	178	366	877	177	373	871	562	1,396	837	666	1,347
Marketing & New Ventures	337	115	116	349	245	234	339	457	499	327	569	724
Corporate	—	(126)	(50)	—	(212)	(39)	—	(750)	(202)	—	(1,422)	(196)
Income tax (expense) recovery	—	(148)	—	—	(172)	—	—	(513)	—	—	154	—
Total		489	1,075		572	1,254		1,694	4,289		1,874	4,408
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from mmcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and natural gas liquids ("NGL") volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2025, and Pembina's Management's Discussion and Analysis dated February 26, 2026 for the three and twelve months ended December 31, 2025, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Executive Overview and Business Update
Over the past year, Pembina delivered strong financial and operational results, advanced major strategic projects, and strengthened its long‑term competitive position in a rapidly evolving North American energy landscape. Reliable, cost‑effective, and responsibly developed and operated infrastructure that supports access to high value markets has never been more essential. Pembina is meeting this need with an integrated value chain that continues to demonstrate resilience, efficiency, and the ability to convert Western Canada’s resource strength into durable value for its customers, employees, communities, and investors.
The Western Canadian Sedimentary Basin ("WCSB") is one of the world’s most prolific hydrocarbon regions and continues to experience production growth driven by dynamic new catalysts. The development of LNG export facilities, including Pembina and the Haisla Nation's Cedar LNG Project, continues to unlock new global markets for Canadian natural gas, creating long-term demand and incentivizing production growth. New pipeline capacity improves crude oil egress and drives the need for incremental condensate production. Expanding petrochemical facilities in Alberta are increasing demand for ethane, while Alberta’s developing new data centre industry may emerge as a significant new source of natural gas-powered electricity demand.
Supporting this growth outlook, Pembina has observed a shift in tone from government policy makers that could positively impact how the Canadian energy industry evolves. At both the federal and provincial level, there is momentum building towards reshaping Canada’s energy strategy in a way that could unlock its abundant and diverse energy resources. Recent policy signals and regulatory initiatives demonstrate a renewed commitment to supporting responsible energy infrastructure development, recognizing the vital role Canadian energy plays in global supply security and economic prosperity.
Pembina stands at the heart of the WCSB and is responding to growing production and an evolving energy landscape with a clear and focused strategy - to provide safe, reliable, responsible, and cost-effective energy infrastructure solutions that connect producers to high value global markets.
Pembina is the only Canadian energy infrastructure company with an integrated value chain providing a full suite of midstream and transportation services across all commodities - natural gas, NGL (ethane, propane and butane), condensate, and crude oil. Pembina's scope, scale, and access to premium North American and global markets, differentiate the Company and uniquely position it to capture incremental new volumes in the WCSB, while unlocking new avenues for sustainable growth beyond its strong legacy businesses.
Further, Pembina's approach to capital allocation remains disciplined, targeting investments that enhance long‑term fee‑based cash flow per share growth and support a sustainable and growing dividend. The Company is focused on ensuring the long-term resilience of the business and providing investors with visibility to attractive long‑term fee‑based EBITDA per share growth through the end of the decade and beyond.
2025 Accomplishments
•Strong Financial and Operational Results: adjusted EBITDA of $4.3 billion, within the Company's original 2025 guidance range; achieved record Pipelines and Facilities volumes of 3.7 million barrels of oil equivalent per day.
•Safety & Environment: strong execution with Pembina exceeding its internal 2025 targets, highlighted by improved performance across key safety and environmental indicators relative to 3-year averages.
•Pipeline Contracting Success Supports Long-Term Resilience: renewed existing contracts, and executed incremental new contracts, totaling over 200,000 bpd of conventional pipeline transportation capacity; significantly strengthened Alliance's long-term contractual profile as shippers elected a new 10-year toll option on approximately 96 percent of available capacity; and contracted the remaining capacity available on the 100,000 bpd Nipisi Pipeline, which was reactivated in 2023 to serve the growing Clearwater heavy oil play.
•Responding to Growing Demand for Condensate and NGL Transportation: progressed development of a multi-year plan that includes up to approximately $1 billion of potential conventional pipeline expansions to reliably and cost-effectively meet rising transportation demands from growing production in the WCSB.
•Enhanced Propane Exports: Through a new 30,000 bpd LPG export agreement with AltaGas at its West Coast terminals, and the sanctioning of the Prince Rupert Terminal Optimization project, Pembina ensured access to 50,000 bpd of highly competitive propane export capacity to premium price markets, including in Asia, for Pembina's own and customers’ propane.
•Cedar LNG Construction and Commercial Execution: advanced construction of the floating LNG vessel to over 35 percent complete; significantly progressed onshore construction activities; and completed remarketing of Pembina's 1.5 mtpa of Cedar LNG capacity with PETRONAS, an LNG industry leader, and Ovintiv, one of the largest, liquids-rich natural gas producers in Canada's Montney play. The Cedar LNG contracting resulted in a 10 percent increase in Pembina's expected base adjusted EBITDA contribution from the Cedar LNG project, providing a higher base level of secured cash flow and incremental upside participation without commodity downside risk.

•Greenlight Electricity Centre: Pembina and its partner, Kineticor, made significant progress in the development of the Greenlight Electricity Centre ("Greenlight"), including securing a 907 MW power grid allocation, which was subsequently assigned to a potential customer of Greenlight, completing a land sale agreement with the potential customer, and ensuring the availability and delivery timing of two turbines to support the approximately 900 MW first phase of Greenlight. Greenlight represents an extension of Pembina’s existing value chain and an opportunity to enhance growth by investing in long-term contracted infrastructure with an investment grade counterparty, while diversifying its customer base, and would create incremental demand for natural gas and associated liquids production within western Canada.
Business Updates
•In service of growing condensate and NGL volumes from northeast British Columbia and Alberta, that are anticipated to ramp up through the end of the decade, Pembina and its subsidiaries1 are proceeding with two conventional pipeline expansions totalling $425 million.
The Birch-to-Taylor Expansion includes a new 95-kilometre pipeline and facility upgrades that will add approximately 120,000 bpd of propane-plus and condensate capacity in that corridor. Pembina2 has obtained all necessary permits to begin preliminary construction activities. The project has an estimated cost of approximately $310 million, and an anticipated in-service date in the fourth quarter of 2027. The expansion will be supported by a cost-of-service commercial structure.
"This milestone reflects strong collaboration with both Indigenous and local communities built on trust and open engagement," said Scott Burrows, President and Chief Executive Officer. "It also reflects strong engagement with the Government of British Columbia and the BC Energy Regulator, whose guidance and regulatory oversight have helped establish a clear and responsible path forward for this project and for sustainable development in the region in the future."
Pembina is also proceeding with a phased approach to the Taylor-to-Gordondale Expansion, which is being optimized to meet customers' near-term transportation needs while maintaining Pembina's track record of disciplined capital investment.
Pembina3 has sanctioned the initial scope of the Taylor-to-Gordondale Expansion, which includes new and upgraded pump stations downstream of Taylor, British Columbia and a new 16-kilometre pipeline connecting production in Alberta to the Gordondale pump station. The initial scope of the project has an estimated cost of approximately $115 million, with an anticipated in-service date in the first quarter of 2027, subject to regulatory approval. The expansion will be supported by long-term take-or-pay and other commercial agreements.
The remaining scope of the Taylor-to-Gordondale Expansion includes a new approximately 89 kilometer, 16-inch pipeline being proposed by Pembina4 to connect mostly condensate volumes from Taylor, British Columbia to the Gordondale, Alberta area. On February 10, 2026, the Canada Energy Regulator ("CER") issued a Certificate of Public Convenience and Necessity for the CER regulated Taylor-to-Gordondale Pipeline Project. This was the final federal regulatory approval required for the pipeline. Pembina will continue to evaluate the incremental scope in conjunction with the timing of customers’ egress requirements.
These two newly sanctioned expansions are in addition to the previously announced $200 million Fox Creek-to-Namao Expansion, which will add approximately 70,000 bpd of propane-plus market delivery capacity to the Fox Creek, Alberta to Namao, Alberta segment of the Peace Pipeline System. In total, Pembina has now recently sanctioned more than $600 million of conventional pipeline projects in response to anticipated volume growth in the WCSB.

[1] Pouce Coupé Pipe Line Ltd. and Plateau Pipe Line Ltd.
[2] Plateau Pipe Line Ltd.
[3] Plateau Pipe Line Ltd. and Pembina
[4] Pouce Coupé Pipe Line Ltd.

•In the first quarter of 2026, Pembina and PGI entered into long-term, take-or-pay agreements with Tourmaline Oil ("Tourmaline") that include renewals of 270 mmcf/d of gas processing at PGI's Cutbank Complex and Resthaven Facility, as well as transportation on the Peace Pipeline, and fractionation at the Redwater Complex.
•PGI has begun commissioning the Wapiti Expansion and K3 Cogeneration Facility. Both projects are expected to be placed in service by the end of the first quarter of 2026. The Wapiti Expansion is on time and on budget, and will increases natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The K3 Cogeneration Facility is on time and trending under budget, and will reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices.
•On January 29, Dow Inc. ("Dow") reaffirmed that it will proceed with its Path2Zero project, a new integrated ethylene cracker and derivatives facility in Fort Saskatchewan, which Dow stated is a unique opportunity and an advantaged, first-quartile global asset. Further, Dow provided a revised timeline that includes a Phase 1 start-up by year-end 2029, and a Phase 2 start-up by year-end 2030.
As part of Dow's broader portfolio of assets and ethane supply requirements, the Path2Zero project supports Pembina's previously announced long-term agreement with Dow to supply up to 50,000 bpd of ethane. Pembina continues to evaluate its options to invest in new infrastructure required to meet its ethane supply commitments in the most capital efficient manner, given the revised Path2Zero timing. A final investment decision on new ethane supply infrastructure is expected in 2026.
Path2Zero is a positive development for WCSB producers as it will catalyze significant new ethane demand, the extraction of which is expected to also increase the supply of other associated NGL - propane, butane and condensate. The resulting volume growth across the WCSB is expected to benefit Pembina by supporting higher utilization and potential expansions of its assets.
Priorities for the Year Ahead
Operational & Project Execution Excellence
•Foremost priority of continued safe and reliable operations, focusing on employee and contractor safety, and high asset availability and reliability.
•Continued safe, on-time, and on-budget execution of inflight construction projects.
•Placing the RFS IV Expansion, Wapiti Expansion, and K3 Cogeneration Facility into service.
•Under previously announced funding agreements, PGI in collaboration with certain producer customers, expects to place approximately $725 million ($435 million net to Pembina) of new infrastructure into service throughout 2026; the new infrastructure is being constructed, and will be operated, by the customers, while PGI will own the assets, which are supported by long-term take-or-pay agreements.
Commercial & Strategic Excellence
•Maintaining a long-term, durable cash flow stream through ongoing contracting of existing assets, including Pembina's Peace Pipeline system and Redwater Complex, as well as PGI's assets.
•Making a final investment decision on an ethane supply project to support growing market demand.
•Advancing development and making a final investment decision on the Greenlight Electricity Centre.
•Evaluating opportunities to increase egress capacity, including the optimization or expansion of the Nipisi Pipeline and the re-purposing of existing underutilized assets, to respond to growing volumes from the Clearwater area and strong customer demand for incremental service.

Financial Excellence
•Achieving results within Pembina's 2026 adjusted EBITDA guidance range of $4.125 billion to $4.425 billion; the midpoint of the 2026 guidance range represents 2023 to 2026 fee-based adjusted EBITDA per share compound annual growth of approximately five percent, positioning Pembina to deliver on the target provided at its 2024 Investor Day.
•Enhancing Pembina's long-term sustainability and competitiveness through a disciplined focus on costs and productivity.
Financial & Operational Highlights
Adjusted EBITDA
Change in Fourth Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial
Pembina reported quarterly adjusted EBITDA of $1,075 million in the fourth quarter and full year adjusted EBITDA of $4,289 million. This represents a $179 million or 14 percent decrease, and a $119 million million or three percent decrease, respectively, over the same periods in the prior year. The variances over the prior periods primarily reflect a lower contribution from the Marketing & New Ventures Division, the impact of a new toll structure and revenue sharing mechanism on the Alliance Pipeline, and period specific capital recoveries that impacted 2024 with no similar impact in 2025. These factors were partially offset by volume growth and solid performance across the Pipelines and Facilities divisions.
Pipelines reported adjusted EBITDA of $643 million for the fourth quarter, representing a $43 million or six percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher volumes on the Peace Pipeline system;
•lower operating expenses on the Cochin Pipeline;
•lower revenue on the Canadian portion of the Alliance Pipeline as a result of reduced long-term firm tolls and impacts from the new revenue-sharing mechanism under the previously announced settlement, effective November 1, 2025, with shippers and interested parties, offset by higher demand on seasonal contracts;
•lower revenue on certain Pipelines assets due to period-specific impacts of capital recoveries recognized in the fourth quarter of 2024; and
•lower interruptible volumes on the Cochin Pipeline due to narrower condensate price differentials.

Pipelines reported adjusted EBITDA of $2,596 million for the full year, representing a $63 million or two percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from the Alliance Pipeline due to a full year of consolidated ownership, and higher seasonal revenue, offset by reduced long-term firm tolls and impacts from the new revenue-sharing mechanism under the previously announced settlement with shippers and interested parties;
•higher revenue on the Peace Pipeline system, Nipisi Pipeline and the NEBC Pipelines;
•favourable foreign exchange rate impacts on certain assets;
•lower volumes and tolls on the Cochin Pipeline and Vantage Pipeline;
•lower revenue on certain Pipeline assets due to period-specific impacts of capital recoveries recognized in the fourth quarter of 2024; and
•lower revenue at the Edmonton Terminals.
Facilities reported adjusted EBITDA of $366 million for the fourth quarter, representing a $7 million or two percent decrease over the same period in the prior year, reflecting the net impact of the following factors:
•lower revenue related to period-specific impacts of capital recoveries recognized in the fourth quarter of 2024 on certain assets at PGI, and higher operating expenses; and
•higher contribution from PGI assets, primarily due to higher volumes and the impact of the acquisition of a 50 percent working interest in Whitecap’s Kaybob Complex during the fourth quarter of 2024.
Facilities reported adjusted EBITDA of $1,396 million for the full year, representing a $49 million or four percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•the inclusion within Facilities of adjusted EBITDA from Aux Sable following Pembina fully consolidating ownership in Aux Sable on April 1, 2024; and
•higher contribution from PGI assets, due to the acquisitions from Whitecap, and higher volumes at the Duvernay Complex, partially offset by lower revenue driven by outages at certain assets and third-party downstream restrictions impacting the Dawson Assets.
Marketing & New Ventures reported adjusted EBITDA of $116 million for the fourth quarter, representing a $118 million or 50 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•narrower NGL frac spreads; and
•lower realized gains on crude oil-based derivatives due to lower volumes and narrower price spreads, partially offset by realized gains on NGL-based derivatives, compared to losses in the fourth quarter of 2024.
Marketing & New Ventures reported adjusted EBITDA of $499 million for the full year, representing a $225 million or 31 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•narrower NGL frac spreads;
•lower realized gains on crude oil-based derivatives due to lower volumes and narrower crude oil price spreads;
•lower realized losses on NGL based derivatives; and
•the net impact of Pembina fully consolidating its ownership in Aux Sable on April 1, 2024.

Corporate reported adjusted EBITDA of negative $50 million for the fourth quarter, representing a $11 million or 28 percent decrease compared to the same period in the prior year, reflecting higher long-term incentive costs, partially offset by lower non-compensation related expenses.
Corporate reported adjusted EBITDA of negative $202 million for the full year, representing a $6 million or three percent decrease over the same period in the prior year, reflecting higher incentive costs and higher salaries and wages, partially offset by lower non-compensation related expenses.
Earnings
Change in Fourth Quarter Earnings ($ millions)
Pembina reported fourth quarter earnings of $489 million and full year earnings of $1,694 million. This represents a $83 million or fifteen percent decrease, and a $180 million or ten percent decrease respectively, over the same periods in the prior year.
Pipelines had earnings in the fourth quarter of $470 million, representing a $64 million or 12 percent decrease over the prior period. Pipelines had earnings for the full year of $1,938 million, representing a $31 million or two percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the changes in earnings for the fourth quarter and full year were due to higher depreciation and amortization expense. Additionally, the change in the full year was due to the gain on sale of the North segment of the Western Pipeline.
Facilities had earnings in the fourth quarter of $178 million representing a $1 million or one percent increase over the prior year. In addition to the factors impacting adjusted EBITDA, the change in earnings for the fourth quarter was due to lower other expenses recognized in share of profit from PGI, as 2024 included costs related to asset disposals.
Facilities had earnings for the full year of $562 million representing a $104 million or 16 percent decrease over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings for the full year was due to several factors impacting share of profit from PGI. These factors included an impairment of $146 million (net to Pembina, after tax) recognized on certain PGI assets, offset by the recognition of a $23 million gain (net to Pembina, after tax) related to the amendment of PGI's credit facility, and gains recognized on PGI's interest rate derivative financial instruments in 2025 compared to losses in 2024. Facilities earnings for the full year was also impacted by higher depreciation and amortization expense.
Marketing & New Ventures had earnings in the fourth quarter of $115 million representing a $130 million or 53 percent decrease over the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings in the fourth quarter was due to a higher share of profit from Greenlight due to a gain on sale of land to a third-party potential customer, and various unrealized gains and losses on derivatives.

Marketing & New Ventures had earnings for the full year of $457 million representing a $112 million or 20 percent decrease, over the prior year. In addition to the factors impacting adjusted EBITDA and fourth quarter earnings, as noted above, the change in full year earnings was due to no similar gain from the derecognition of the provision related to financial assurances provided by Pembina, which were assumed by Cedar LNG following the positive final investment decision on the project in June 2024. Both the fourth quarter and full year were impacted by unrealized gains and losses on derivatives compared to the prior comparable period.
In addition to the changes in earnings for each division discussed above, the change in Corporate fourth quarter earnings compared to the prior period was due to a gain recognized by Pembina on a sale of land to a third-party potential customer of Greenlight, combined with lower net finance costs, and lower acquisition and integration costs, offset by higher restructuring costs. In addition, the quarter was impacted by lower income tax expense.
Factors impacting the change in Corporate full year earnings compared to the prior period was due to higher net finance costs and restructuring costs, no similar net gain on acquisition to that recognized in the second quarter of 2024 following Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, and lower acquisition and integration costs. In addition, the full year was impacted by higher income tax expense.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the first quarter of 2026 of $0.71 per share, to be paid, subject to applicable law, on March 31, 2026, to shareholders of record on March 16, 2026. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S.$0.5188 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7307. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Fourth Quarter 2025 Conference Call & Webcast
Pembina will host a conference call on Friday, February 27, 2026, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the fourth quarter of 2025.
The live webcast can be accessed on Pembina's website at Pembina – Presentations & Events or via the following URL: https://events.q4inc.com/attendee/196116557. After the event concludes and is archived, the same URL will be converted into the replay link for the webcast.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2026 adjusted EBITDA guidance, as well as the factors impacting such future results; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including Cedar LNG, RFS IV, PGI's Wapiti Expansion, PGI's K3 cogeneration Facility, the Fox Creek-to-Namao Expansion, the Birch-to-Taylor Expansion, the Taylor to Gordondale Expansion, Prince Rupert Terminal Optimization and the Greenlight Electricity Centre, including the outcomes, timing, expected costs and anticipated benefits thereof; statements regarding commercial discussions regarding the assignment of Pembina's remaining contracted capacity for Cedar LNG, including the timing thereof; statements regarding the Path2Zero project and anticipated benefits therefrom; expectations in respect of PGI's infrastructure development commitments, including the amounts and timing thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; statements regarding optimization and expansion opportunities being evaluated or pursued by Pembina, including future actions which may be taken by Pembina in connection with such opportunities and the outcomes thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2026 adjusted EBITDA guidance contained herein on February 26, 2026. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 26, 2026 for the year ended December 31, 2025 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	871	948	326	320	985	1,133	(269)	(256)	1,913	2,145
Cost of goods sold	14	5	—	—	927	919	(167)	(162)	774	762
Net revenue	857	943	326	320	58	214	(102)	(94)	1,139	1,383

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	3,521	3,386	1,228	1,127	4,065	3,796	(1,036)	(925)	7,778	7,384
Cost of goods sold	51	40	—	—	3,524	3,198	(674)	(630)	2,901	2,608
Net revenue	3,470	3,346	1,228	1,127	541	598	(362)	(295)	4,877	4,776
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	470	534	178	177	115	245	(126)	(212)	(148)	(172)	489	572
Adjustments for:
Income tax expense									148	172	148	172
Adjustments to share of profit (loss) from equity accounted investees	—	—	126	136	(97)	(74)	—	—			29	62
Net finance costs	8	5	4	2	1	5	135	151			148	163
Depreciation and amortization	164	148	57	55	18	17	17	15			256	235
Unrealized loss from derivative instruments	—	—	—	—	78	41	—	—			78	41
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	7			—	7
Restructuring costs	—	—	—	—	—	—	15	—			15	—
(Gain) loss on disposal of assets	—	(1)	—	—	1	—	(96)	—			(95)	(1)
Other non-cash provisions	1	—	1	3	—	—	5	—			7	3
Adjusted EBITDA	643	686	366	373	116	234	(50)	(39)	—	—	1,075	1,254
Adjusted EBITDA per common share – basic (dollars)											1.85	2.16

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	1,938	1,907	562	666	457	569	(750)	(1,422)	(513)	154	1,694	1,874
Adjustments for:
Income tax expense (recovery)									513	(154)	513	(154)
Adjustments to share of profit (loss) from equity accounted investees	3	46	610	486	(78)	(16)	—	—			535	516
Net finance costs	27	24	13	10	8	9	554	518			602	561
Depreciation and amortization	643	560	209	183	71	64	64	55			987	862
Unrealized (gain) loss from derivative instruments	—	—	—	—	37	170	—	—			37	170
Loss on acquisition	—	—	—	—	—	—	—	616			—	616
Derecognition of insurance contract provision	—	—	—	—	—	(34)	—	—			—	(34)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	5	25			5	25
Restructuring costs	—	—	—	—	—	—	15	—			15	—
Non-controlling interest(1)	—	—	—	—	—	(12)	—	—			—	(12)
(Gain) loss on disposal of assets	(18)	(13)	—	(1)	1	(7)	(96)	—			(113)	(21)
Other non-cash provisions	3	9	2	3	3	(19)	6	12			14	5
Adjusted EBITDA	2,596	2,533	1,396	1,347	499	724	(202)	(196)	—	—	4,289	4,408
Adjusted EBITDA per common share – basic (dollars)											7.38	7.69
(1)    Presented net of adjusting items.
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit from equity accounted investees	1	—	74	59	96	74	171	133
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs (income)	—	—	32	37	(35)	(74)	(3)	(37)
Income tax expense	—	—	27	23	—	—	27	23
Depreciation and amortization	—	—	63	66	—	—	63	66
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	3	(3)	—	—	3	(3)
Gain on disposal of assets	—	—	—	—	(62)	—	(62)	—
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	1	13	—	—	1	13
Total adjustments to share of profit (loss) from equity accounted investees	—	—	126	136	(97)	(74)	29	62
Adjusted EBITDA from equity accounted investees	1	—	200	195	(1)	—	200	195

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit from equity accounted investees	1	42	134	231	74	55	209	328
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs (income)	1	7	113	175	(16)	(23)	98	159
Income tax expense	—	—	46	73	—	—	46	73
Depreciation and amortization	2	39	254	221	—	7	256	267
Unrealized loss on commodity-related derivative financial instruments	—	—	4	2	—	—	4	2
Gain on disposal of assets	—	—	(2)	—	(62)	—	(64)	—
Impairment expense	—	—	193	—	—	—	193	—
Other non-cash provisions	—	—	2	15	—	—	2	15
Total adjustments to share of profit (loss) from equity accounted investees	3	46	610	486	(78)	(16)	535	516
Adjusted EBITDA from equity accounted investees	4	88	744	717	(4)	39	744	844
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.
Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2025	2024	2025	2024
Cash flow from operating activities	861	902	3,301	3,214
Cash flow from operating activities per common share – basic (dollars)	1.48	1.55	5.68	5.61
Add (deduct):
Change in non-cash operating working capital	(164)	73	(221)	43
Current tax expense	(94)	(73)	(432)	(261)
Taxes paid, net of foreign exchange	189	52	346	404
Accrued share-based payment expense	(29)	(3)	(95)	(82)
Share-based compensation payment	—	5	89	91
Preferred share dividends paid	(32)	(34)	(134)	(132)
Distributions to non-controlling interest	—	—	—	(12)
Adjusted cash flow from operating activities	731	922	2,854	3,265
Adjusted cash flow from operating activities per common share – basic (dollars)	1.26	1.59	4.91	5.70
____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com